Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-199488

November 20, 2014

Peak Resorts, Inc. (the “Company”) has filed a registration statement on Form S-1 (File No. 333-199488) (the “Registration Statement”), including a prospectus, with the Securities and Exchange Commission (the “SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in the Registration Statement for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. The Company, any underwriter or any dealer participating in the offering will arrange to send you the most recent preliminary prospectus dated November 20, 2014 (the “Preliminary Prospectus”) if you request it by contacting FBR Capital Markets & Co., Attention: Prospectus Department, 1300 17th Street North, Suite 1400, Arlington, VA 22209, via telephone at (800) 846-5050 or email at prospectuses@fbr.com and Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate Department, One South Street, 15th Floor, Baltimore, MD 21202, via telephone at (855) 300-7136 or email at SyndProspectus@stifel.com.  Alternatively, you may access the Company’s Preliminary Prospectus for free by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1517401/000104746914009409/a2222106zs-1a.htm.

On November 20, 2014, the Company filed Amendment No. 2 to the Registration Statement to update and supplement certain disclosures that had been provided in its preliminary prospectus dated November 10, 2014 (the “Initial Preliminary Prospectus”). This free writing prospectus summarizes the amendments and supplements to the Initial Preliminary Prospectus that appear in the Preliminary Prospectus included in Amendment No. 2 to the Registration Statement, which can be accessed as stated above. Unless the context indicates otherwise, as used in this free writing prospectus, the terms “we,” “us” and “our” refer to Peak Resorts, Inc.

Cover Page

We have updated the following table included on the cover page of the Preliminary Prospectus to add footnote (1), as follows:

	Per Share	Total
Initial public offering price	$	$
Underwriting discount and commissions (1)	$	$
Proceeds, before expenses, to us	$	$

(1) We refer you to “Underwriting” beginning on page 106 for additional information regarding total underwriter compensation.

Dilution

The Preliminary Prospectus updates the “Dilution” section as follows:

DILUTION

If you invest in our common stock, your investment will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of July 31, 2014 was approximately $(4.7) million, or $(1.17) per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets, less our total liabilities, divided by the number of shares of common stock outstanding as of July 31, 2014 after giving effect to an assumed 100 for 1 stock split as if it had occurred prior to July 31, 2014.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to our sale of shares of common stock in this offering at the initial public offering price of $10.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of July 31, 2014 would have been $83.9 million, or $6.00 per share. This represents an immediate increase in net tangible book value of $7.17 per share to existing stockholders and an immediate dilution in net tangible book value of $4.00 per share to investors purchasing common stock in this offering, as illustrated by the following table:

Initial public offering price per share	$10.00
Pro forma net tangible book value per share prior to this offering as of July 31, 2014	$(1.17)
Increase in net tangible book value per share attributable to this offering	$7.17
Pro forma net tangible book value per share after this offering	$6.00
Dilution in net tangible book value per share to new stockholders	$4.00

The following table summarizes, on the same pro forma basis as of July 31, 2014, the differences between the existing stockholders and the new stockholders in this offering with respect to the number of shares purchased from us, the total consideration paid, and the average price per share paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The calculations, with respect to shares purchased by new investors in this offering, reflect an assumed initial public offering price of $10.00 per share, the midpoint of the price range set forth on the front cover page of this Prospectus.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
	(in thousands, except percentage and per share data)
Existing stockholders	3,982,400	28.5%	$425	0.4%	$0.11
New investors	10,000,000	71.5	100,000	99.6	10.00
Total	13,982,400	100.0%	$100,425	100.0%

The number of shares of common stock outstanding in the table above is based on the pro forma number of shares outstanding as of July 31, 2014 which assumes no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to 25.7% of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be increased to 11,500,000 shares or 74.3% of the total number of shares of common stock to be outstanding after this offering.

The foregoing tables and calculations exclude, as of July 31, 2014, 559,296 shares of common stock to be reserved for future issuance under our Incentive Plan which has been adopted by the board and stockholders and will become effective concurrently with the completion of this offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

We have updated the table included in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Summary” on page 45 of the Preliminary Prospectus as follows:

Results of Operations

Summary

Our operating results for fiscal 2014 and fiscal 2013 and the three months ended July 31, 2014 and 2013 are presented by category as follows (dollars and total visits in thousands):

	Three Months Ended July 31,			Year Ended April 30,
	2014	2013	Percent Increase (Decrease) 2014/2013	2014	2013	Percent Increase (Decrease) 2014/2013
Revenue:
Lift and tubing tickets	$—	$—	—%	$51,672	$50,085	3.2%
Food and beverage	1,712	1,602	6.9%	18,638	17,339	7.5%
Equipment rental	—	—	—%	8,584	7,601	12.9%
Ski instruction	—	—	—%	7,130	6,775	5.2%
Hotel/lodging	1,323	1,244	6.4%	7,479	7,156	4.5%
Retail	160	118	35.6%	4,811	4,536	6.1%
Other	2,401	2,056	16.8%	6,891	6,196	11.2%
Total revenue	5,596	5,020	11.5%	105,205	99,689	5.5%
Operating expense:
Labor and labor related expenses	6,259	5,835	7.3%	38,950	36,029	8.1%
Retail and food and beverage cost of sales	634	547	15.9%	9,122	8,638	5.6%
Power and utilities	691	620	11.5%	8,500	7,593	11.9%
Real estate and other taxes	477	488	(2.3)%	1,651	1,817	(9.1)%
Land and building rent	357	347	2.9%	1,464	1,428	2.5%
General and administrative expense	1,086	835	30.1%	3,940	2,529	55.8%
Other expense	2,862	2,735	4.6%	17,370	15,832	9.7%
Total operating expense prior to depreciation and amortization	12,366	11,407	8.4%	80,997	73,866	9.7%
Depreciation and amortization	2,306	2,287	0.8%	9,207	8,902	3.4%
Total operating expense	14,672	13,694	7.1%	90,204	82,768	9.0%
Operating income (loss)	$(9,076)	$(8,674)	(4.6)%	$15,001	$16,921	(11.3)%
Total reported EBITDA	$(6,445)	$(6,347)	(1.5)%	$25,366	$25,939	(2.2)%
Total visits	N/A	N/A	N/A	1,752	1,686	3.9%

Business

We have added the following disclosure to the section “Business—Legal Proceedings” on page 80 of the Preliminary Prospectus:

On March 14, 2014, current Company stockholders and former employees Robin and Kent Graham, the sister and brother-in-law of Mr. Boyd, instituted litigation against the Company in the Circuit Court of the County of St. Louis, alleging breach of an oral contract relating to certain severance benefits, breach of the covenant of good faith and fair dealing relating to the Company’s offer to purchase shares of common stock owned or controlled by the plaintiffs, and requesting access to certain corporate records in order to determine the fair value of such shares of common stock. We do not believe that these claims have merit and have responded accordingly. The amount of severance benefits at issue is less than $200,000, and no claim has been made by the plaintiffs that the Company has an obligation to purchase the common stock owned by the plaintiffs. After consultation with legal counsel, we do not anticipate that liabilities arising out of these claims would, if plaintiffs are successful, have a material adverse effect on our business, operating results or financial condition.

Underwriting

We have added the following disclosure to the end of the first paragraph on page 107 of the Preliminary Prospectus:

We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $55,530.

Notes to Consolidated Financial Statements and Notes to Condensed Consolidated Financial Statements

We have updated the “Loss contingencies” disclosure included in each of Note 10 to the Consolidated Financial Statements on page F-20 of the Preliminary Prospectus and Note 6 to the Condensed Consolidated Financial Statements on page F-35 of the Preliminary Prospectus as follows:

Loss contingencies:  The Company is periodically involved in various claims and legal proceedings, many of which occur in the normal course of business.  Management routinely assesses the likelihood of adverse judgments or outcomes, including consideration of its insurable coverage, and discloses or records estimated losses in accordance with ASC 450, “Contingencies”.  On March 14, 2014, current Company stockholders and former employees Robin and Kent Graham, the sister and brother-in-law of Mr. Boyd, instituted litigation against the Company in the Circuit Court of the County of St. Louis, alleging breach of an oral contract relating to certain severance benefits, breach of the covenant of good faith and fair dealing relating to the Company’s offer to purchase shares of common stock owned or controlled by the plaintiffs, and requesting access to certain corporate records in order to determine the fair value of such shares of common stock. The Company does not believe that these claims have merit and has responded accordingly. The amount of severance benefits at issue is less than $200,000, and no claim has been made by the plaintiffs that the Company has an obligation to purchase the common stock owned by the plaintiffs.  After consultation with legal counsel, the Company does not anticipate that liabilities arising out of these claims would, if plaintiffs are successful, have a material adverse effect on its business, operating results or financial condition.